SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Forest Laboratories, Inc.
(Name of Issuer)

Common Stock, Par Value $0.10
(Title of Class of Securities)

345838106
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 29, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  345838106

1.           NAME OF REPORTING PERSON
High River Limited Partnership

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
5,272,335

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
5,272,335

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,272,335

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.98%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  345838106

1.           NAME OF REPORTING PERSON
Hopper Investments LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
5,272,335

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
5,272,335

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,272,335

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.98%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  345838106

1.           NAME OF REPORTING PERSON
Barberry Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
5,272,335

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
5,272,335

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,272,335

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.98%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  345838106

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
8,749,838

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
8,749,838

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,749,838

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.29%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  345838106

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund II LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
2,960,767

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
2,960,767

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,960,767

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.11%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  345838106

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund III LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
1,301,341

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
1,301,341

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,301,341

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.49%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  345838106

1.           NAME OF REPORTING PERSON
Icahn Offshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
13,011,946

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
13,011,946

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,011,946

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.90%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  345838106

1.           NAME OF REPORTING PERSON
Icahn Partners LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
8,077,405

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
8,077,405

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,077,405

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      3.04%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  345838106

1.           NAME OF REPORTING PERSON
Icahn Onshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
8,077,405

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
8,077,405

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,077,405

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.04%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No.  345838106

1.           NAME OF REPORTING PERSON
Icahn Capital LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
21,089,351

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
21,089,351

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,089,351

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.94%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  345838106

1.           NAME OF REPORTING PERSON
IPH GP LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
21,089,351

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
21,089,351

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,089,351

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.94%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  345838106

1.           NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
21,089,351

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
21,089,351

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,089,351

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.94%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  345838106

1.           NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
21,089,351

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
21,089,351

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,089,351

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.94%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  345838106

1.           NAME OF REPORTING PERSON
Beckton Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
21,089,351

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
21,089,351

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,089,351

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.94%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  345838106

1           NAME OF REPORTING PERSON
Carl C. Icahn

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
26,361,686

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
26,361,686

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,361,686

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.92%

14           TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 3 to the Schedule 13D relating to the Common Stock, par value $0.10 (the “Shares”), issued by Forest Laboratories, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on June 17, 2011 and amended by Amendment Nos. 1 and 2 thereto (as amended, the "Initial Schedule 13D"), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 4.                      Purpose of Transaction

Item 4 of the Original 13D is hereby amended by adding the following:

The Reporting Persons currently plan to nominate a slate of directors at the upcoming meeting of the shareholders of the Issuer that would constitute less than a majority of Board.  The Reporting Persons intend to have Dr. Eric Ende serve as a nominee and lead the proxy contest to be conducted by the Reporting Persons.  Since 2009, Dr. Ende has served as President of Ende BioMedical Consulting Group, which is focused on helping early-stage life sciences companies raise capital, identify licensing partners and optimize corporate structure.  From 2002 through 2008, Dr. Ende was the senior biotechnology analyst at Merrill Lynch.  During Dr. Ende’s career as a biotechnology analyst, he was named to Institutional Investor’s All-America Equity Research Team six times as well as to The Greenwich Survey list of top analysts.  He was also named Top Stock Picker by The Street.com and Best Earnings Estimator by Forbes.com.  Dr. Ende received an MBA in Finance & Accounting from NYU – Stern Business School in 1997 and an MD from Mount Sinai School of Medicine in 1994.

On May 29, 2012, each of Icahn Enterprises Holdings, LP (“Icahn Enterprises”) and High River Limited Partnership (“High River”) entered into an agreement (together, the “Ende Agreements”) with Dr. Ende.  The Ende Agreements have been filed herewith as an exhibit and are incorporated herein by reference.  Pursuant to the Ende Agreements Dr. Ende agreed to provide certain services to the Reporting Persons with respect a proxy contest regarding the Issuer.  Under the Ende Agreements, among other things, Dr. Ende will be paid a fee of $ 65,000 per month (not to exceed $260,000) during the proxy contest and, if he is elected to and remains on the Board, will participate in 1% of the Reporting Persons profits in the stock of the Issuer in excess of $47.50 per share obtained by the reporting Persons during the two and one half year period following the 2012 annual meeting.  The foregoing descriptions of the Ende Agreements are summaries only and are subject to, and qualified in their entirety by reference to, the entire Ende Agreements.

The Reporting Persons may, from time to time and at any time, acquire additional Shares and/or other equity, debt, notes, instruments or other securities and/or derivative securities relating thereto (collectively, “Securities”) of the Issuer in the open market or otherwise.  They reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities. The Reporting Persons may engage in conversations with the Issuer from time to time to discuss the addition of persons designated by the Reposting Persons to the Board of the Issuer.

Item 5.                      Interest in Securities of the Issuer

Items 5 (a) and (b) of the Initial Schedule 13D are hereby amended by replacing them in their entirety with the following:

For purposes of this Schedule 13D:

(a)           The Reporting Persons may be deemed to beneficially own, in the aggregate, 26,361,686 Shares, representing approximately 9.92% of the Issuer's outstanding Shares (based upon the 265,688,969 Shares stated to be outstanding as of May 24, 2012 by the Issuer in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on May 25, 2012).

(b) High River has sole voting power and sole dispositive power with regard to 5,272,335 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 8,749,838 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 2,960,767 Shares.  Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 1,301,341 Shares.  Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 8,077,405 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.  Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

Item 6.                      Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

On May 29, 2012, each of Icahn Enterprises and High River entered into the Ende Agreements with Eric Ende as described in Item 4 hereto.  The descriptions of the Ende Agreements in Item 4 hereto are only summaries, are not complete, should be read together with, and are qualified in its entirety by reference to, the entire Ende Agreements, which have been filed herewith as an exhibit and are incorporated herein by reference.

Item 7.                      Material to be Filed as Exhibits

Exhibit 1	The Agreement, dated May 29, 2012, by and between Icahn Enterprises Holdings, LP and Eric Ende

Exhibit 2	The Agreement, dated May 29, 2012, by and between High River Limited Partnership and Eric Ende

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2012

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Amendment No. 3 to Schedule 13D – Forest Laboratories, Inc.]